Filed Pursuant to Rule 433

Registration No. 333-180289

STEP Income Securities® Linked to the American Depositary Receipts of Petroleo Brasileiro S.A.
Issuer	HSBC USA Inc. (“HSBC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock:	American Depositary Receipts of Petroleo Brasileiro S.A. (NYSE symbol: “PBR”)
Interest	8% per year, paid quarterly
Payout Profile at Maturity

•   A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 108% of the Starting Value

•   1-to-1 downside exposure to decreases in the Underlying Stock beyond a 5% decline, with up to 95% of the Original Offering Price at risk

Step Level	108% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50], a [1% - 5%] return over the Original Offering Price, to be determined on the pricing date
Threshold Value	95% of the starting value of the Underlying Stock
Investment Considerations	This investment is designed for investors who anticipate that the value of the Underlying Stock will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept downside risk below a threshold.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420413039838/v350132_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
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Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

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If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes.

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You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

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The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.
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The issuer, MLPF&S and their respective affiliates do not control the issuer of the Underlying Stock, and are not responsible for any disclosure made by such issuer. The issuer will have no obligations relating to the notes.

•	The value of the Underlying Stock may not accurately track the value of the common shares of the Underlying Company.
•	Exchange rate movements may adversely impact the value of the Underlying Stock.
•	Adverse trading conditions in Brazil may negatively affect the value of the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.